Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: NYSE Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 153.9MM
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FOR IMMEDIATE RELEASE: March 13, 2006	No. 05/06

FORMAL APPROVAL GRANTED IN IAMGOLD’S ACQUISITION OF GALLERY

Toronto, Ontario, March 13, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the Federal Court of Australia today made orders approving the acquisition of Gallery Gold Limited (Gallery) by IAMGOLD by scheme of arrangement between Gallery and its shareholders (Scheme).

“This formal court approval was the last step in the completion of this acquisition,” commented Joe Conway, President and CEO, IAMGOLD, “We thank the Gallery management, Board of Directors and shareholders for their support of this transaction, which not only provides value for shareholders but completes an important strategic step in the evolution of IAMGOLD.”

Gallery intends to lodge the Court’s formal approval with the Australian Securities and Investments Commission (ASIC) tomorrow, 14 March 2006, at which time the Scheme will become effective.

Following lodgement of the Court orders with ASIC, an application to ASX will be made to suspend trading in Gallery Shares.

Assuming that trading in Gallery Shares is suspended on 14 March 2006, the timetable for completion of the Scheme is as follows:

Deferred settlement trading on ASX of Chess Depositary Interest for IAMGOLD Shares (CDIs) issued to Gallery shareholders commences	15 March 2006
Date for determination of Gallery shareholder entitlement to IAMGOLD Shares	21 March 2006
Allotment of IAMGOLD Shares or CDIs to Gallery shareholders	22 March 2006
Despatch of holding statements for IAMGOLD Shares or CDIs to Gallery shareholders	24 March 2006
Normal trading on ASX of CDIs issued to Gallery shareholders commences	27 March 2006

For further information please contact:
IAMGOLD Corporation:

Joseph F. Conway		Lisa Doddridge
President & CEO		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note: This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.